Filed by Per-Se Technologies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                         Subject Company:  NDCHealth Corporation
                                                  Commission File No.: 001-12392

 On August 29, 2005, Per-Se Technologies, Inc. issued the following press release:


Per-Se Technologies to Acquire NDCHealth Corporation; Wolters Kluwer to Purchase NDCHealth's Information Management Business

    ALPHARETTA, Ga. & ATLANTA--(BUSINESS WIRE)--Aug. 29, 2005--Per-Se Technologies, Inc. (Nasdaq: PSTI):

    --  Transaction valued at approximately $1 billion

    -- Per-Se to acquire physician, hospital and retail pharmacy businesses

    -- Wolters Kluwer to purchase information management business for pharmaceutical manufacturers

    Per-Se Technologies, Inc. (Nasdaq: PSTI) and NDCHealth Corporation (NYSE: NDC) today announced that definitive agreements have been signed for the sale of NDCHealth, a leading provider of healthcare technology and information solutions, in a transaction valued at approximately $1 billion.
    Per-Se Technologies will acquire Atlanta-based NDCHealth, including the physician, hospital and retail pharmacy businesses, for total consideration of approximately $665 million, which includes refinancing NDCHealth's outstanding debt at closing, currently totaling approximately $270 million. As part of the transaction, Wolters Kluwer (ASE: WKL), based in Amsterdam, the Netherlands, will purchase the pharmaceutical information management business from NDCHealth for $382 million in cash. The combined transaction, after income taxes, debt refinancing and transaction costs, will result in compensation to NDCHealth's shareholders of $19.50 per share, with at least $13.00 paid in cash and up to $6.50 paid in Per-Se stock, as to be determined by Per-Se and to be announced prior to the shareholder meetings.
    Neil Williams, lead independent director of NDCHealth, stated, "After an extensive and thorough sale process initiated in March, the NDCHealth Board of Directors believes these combined transactions represent the best value for NDCHealth's shareholders and offer the best strategic fit for the Company's customers and employees."
    "Per-Se's and Wolters Kluwer's resources and strategic focus on key segments of the healthcare marketplace should create substantial benefits for our pharmacy, hospital, physician and pharmaceutical customers," commented Walter M. Hoff, NDCHealth's chairman and chief executive officer. "The addition of NDCHealth's businesses and expertise will also enable both Per-Se and Wolters Kluwer to offer a wider range of products to an expanded base of customers."

    Acquisition Expands Per-Se's Leadership Position in Healthcare Services and Technology Market

    Per-Se's purchase of NDCHealth combines Per-Se's leading position in business process outsourcing for hospital-affiliated physicians with NDCHealth's leading positions in hospital, physician and retail pharmacy technology and solutions. The acquisition will increase Per-Se's revenue by more than 60% on a trailing 12-month pro forma basis as of June 30, 2005. The complementary revenue cycle management offerings of the two companies will provide future opportunities to improve the business of healthcare.
    "Per-Se and NDCHealth share the strategic focus of improving the financial success of provider organizations," stated Philip M. Pead, Per-Se's chairman, president and chief executive officer. "By combining our complementary solutions and services, we will be able to improve the flow of information at the point of care enabling providers, patients and payers to take advantage of a more efficient healthcare system."
    NDCHealth provides software and network solutions that help hospitals, retail pharmacies and small-office physicians improve the financial and clinical efficiencies of their respective businesses. NDCHealth's Intelligent Network, which processes more than 5 billion transactions annually, is an integral part of its revenue cycle management connectivity. NDCHealth services approximately 1,800 hospitals and healthcare organizations, approximately 100,000 office-based physicians, and approximately 50,000 retail pharmacies.
    Per-Se is the leading provider of business process outsourcing services to hospital-affiliated physicians. In addition, Per-Se's revenue cycle and resource management solutions enable hospitals to improve their revenues and reduce their operating costs. Per-Se services more than 19,000 physicians and 2,000 hospitals.

    Acquisition Expected to be Earnings and Cash Flow Accretive in
Year One

    The combined entity would have pro forma revenues of approximately $590 million as of June 30, 2005, and improved operating profitability compared to their separate historical performances. The combination of the two companies is expected to generate accretion from operational and other synergies of between $15 million and $20 million in year one. Per-Se expects that the acquisition, excluding transaction-related and other one-time costs, will be accretive to earnings per share and significantly accretive to cash flow per share in year one.
    "Both Per-Se and NDCHealth generate significant levels of operating cash flow due to the recurring revenue nature of both businesses," stated Pead.

    Financing of Transaction

    Per-Se intends to raise approximately $410 million in new debt related to the transaction to refinance NDCHealth's outstanding debt and fund cash to shareholders. NDCHealth's outstanding debt, currently totaling approximately $270 million, consists of its $200 million 10 1/2% senior subordinated notes due December 1, 2012, and its senior secured credit facility that includes a six-year term loan and a revolving credit facility. Per-Se has received a financing commitment from Bank of America, N.A. for the transaction.
    "Through our acquisition of NDCHealth, we are focused on capitalizing on opportunities that will improve the efficiencies of our customers' businesses and of our healthcare system," stated Pead. "The combination of Per-Se's and NDCHealth's solutions and people provides synergy and growth prospects to maximize future value for our shareholders."

    Closing Conditions, Shareholder Approval and Anticipated Closing

    The transaction is subject to approval by the shareholders of both Per-Se and NDCHealth. The parties expect to complete the transaction within three to six months. Each transaction is subject to regulatory review under U.S. antitrust laws and other customary closing conditions. The completion of Per-Se's transaction is also subject to the closing of the Wolters Kluwer transaction.
    The Blackstone Group L.P. and Goldman, Sachs & Co. acted as financial advisors to NDCHealth in the sale process, and provided fairness opinions on the sale of NDCHealth. Banc of America Securities provided a fairness opinion to Per-Se on the transaction.

    Per-Se Technologies Investor Conference Call

    Per-Se will host a conference call for institutional investors and security analysts to discuss the acquisition on August 29, 2005, at 10:30 a.m. Eastern time. Interested participants may join the call by dialing 888/ 566-5790 (US) or 210/ 839-8502 (International), using passcode PSTI. The conference call may be accessed via Per-Se's website at www.per-se.com in the Investors section by selecting the Webcast link. A telephone replay of the call will be available for 14 days following completion of the call at 866/ 369-3653 (US) or 203/ 369-0245 (International), using passcode 1234. The call will be archived on Per-Se's website for approximately 60 days.

    Per-Se Technologies Media Question and Answer Session

    A question and answer session will be held with the media at 11:30 am Eastern time on August 29, 2005, following the investor conference call. Interested media may join the question and answer session by dialing 888/ 790-1714 (US) or 210/ 234-0037 (International), using passcode 5232. The session may be accessed via Per-Se's website at www.per-se.com in the Investors section by selecting the Webcast link. A telephone replay of the session will be available for 14 days following completion of the call at 888/ 566-0608 (US) or 203/ 369-3618 (International), using passcode 1234. The call will be archived on Per-Se's website for approximately 60 days.

    About NDCHealth

    NDCHealth is a leading information solutions company serving all sectors of healthcare. Its network solutions automate the exchange of information among pharmacies, payers, hospitals and physicians. Its systems and information management solutions help improve operational efficiencies and business decision making for providers, retail pharmacy and pharmaceutical manufacturers. Headquartered at Atlanta, Ga., NDCHealth provides information vital to the delivery of healthcare every day. For more information, visit www.ndchealth.com.

    About Per-Se Technologies

    Per-Se Technologies (Nasdaq: PSTI) is the leader in Connective Healthcare. Connective Healthcare solutions from Per-Se enable physicians and hospitals to achieve their income potential by creating an environment that streamlines and simplifies the complex administrative burden of providing healthcare. Per-Se's Connective Healthcare solutions help reduce administrative expenses, increase revenue and accelerate the movement of funds to benefit providers, payers and patients. More information about Alpharetta, Georgia-based Per-Se is available at www.per-se.com.

    For more information about Wolters Kluwer, including their press release announcing this transaction, please visit their website at www.wolterskluwer.com.

    Safe Harbor Statement

    This Press Release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this Press Release include the intent, belief or current expectations of NDCHealth Corporation and Per-Se Technologies and members of their respective management teams with respect to the companies' future business operations as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but are not limited to, proforma revenue projections, cost synergy projections, earnings per share accretion predictions, and cash flow predictions for Per-Se; total debt to be raised by Per-Se; and the timing of the closing of the transaction.
    Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements in this Press Release include, but are not limited to, failure to realize improvements in performance, efficiency and profitability, failure to complete anticipated sales under negotiations, failure to implement successfully sales backlog, lack of revenue growth, client losses, failure to realize cost synergies, failure to raise the necessary debt financing to fund the transaction and adverse developments with respect to the operation or performance of the respective company's business units, adverse developments with respect to the market price of Per-Se Technologies' common stock, failure by either company to obtain the required shareholder or regulatory approvals, or other failures to close the transaction. Additional factors that could cause actual results to differ materially from those contemplated within this Press Release can also be found in the reports filed with the Securities and Exchange Commission (the "SEC") by Per-Se Technologies and NDCHealth Corporation, which are available at www.sec.gov. NDCHealth Corporation and Per-Se Technologies disclaim any responsibility to update any forward-looking statements.

    Important Legal Information

    This communication is being made in respect of the proposed acquisition transaction involving Per-Se Technologies and NDCHealth Corporation. This press release shall not constitute an offer of any securities for sale. In connection with the proposed transaction, NDCHealth Corporation and Per-Se Technologies will prepare a registration statement on Form S-4 containing a joint proxy statement/prospectus for the shareholders of both companies to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available, as well as any amendments and supplements thereto, as they will contain important information about the proposed transaction. The final joint proxy statement/prospectus will be mailed to the shareholders of both NDCHealth and Per-Se.
    You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NDCHealth's website (www.ndchealth.com) under the tab "investor Relations" through the "SEC Filing" link. You may also obtain these documents, free of charge, from Per-Se's website (www.per-se.com) under the tab "Investors" through the "SEC Filing" link.

    Participants in This Transaction

    NDCHealth Corporation and Per-Se Technologies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of NDCHealth and Per-Se Technologies and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about NDCHealth's executive officers and directors in NDCHealth's definitive proxy statement filed with the SEC on September 15, 2004. You can find information about Per-Se Technologies' executive officers and directors in Per-Se's definitive proxy statement filed with the SEC on March 25, 2005.

    Editor's note: Per-Se Technologies is a registered trademark of Per-Se Technologies, Inc. All other trademarks are the property of their respective owners.

    CONTACT: Per-Se Technologies, Inc.
             Michele Howard, 770-237-7827
             investors@per-se.com
             or
             NDCHealth Corporation
             Robert Borchert, 404-728-2906
             robert.borchert@ndchealth.com